

News Release

TSX:RMX | NYSE AMEX:RBY August 11, 2011

Rubicon Minerals Files Technical Report for F2 Gold System, Phoenix Gold Project, Red Lake, Ontario

Rubicon Minerals Corporation (RMX:TSX | RBY:NYSE-AMEX) ("**Rubicon**") has filed a NI 43-101 Technical Report today on SEDAR entitled "F2 Gold System - Phoenix Gold Project Bateman Township Red Lake, Canada Technical Report" (the "**Technical Report**"), pursuant to the press release of Rubicon dated June 29, 2011 announcing the results of a Preliminary Economic Assessment (the "**June 29 News Release**"). There are no material differences between the results of the Technical Report filed today and the disclosure provided in the June 29 News Release.

The Technical Report dated effective August 8, 2011 was prepared by AMC Mining Consultants (Canada) Ltd. with metallurgical sections prepared by Soutex Inc., both of which are independent of Rubicon.

About Rubicon Minerals Corporation

Rubicon Minerals Corporation is an exploration and development company, focused on exploring and developing its high-grade gold discovery at its Phoenix Project in Red Lake, Ontario. Rubicon controls over 100 square miles of prime exploration ground in the prolific Red Lake gold district of Ontario which hosts Goldcorp's high-grade, world class Red Lake Mine.

RUBICON MINERALS CORPORATION
"David W. Adamson"
President & CEO

Forward Looking Statements

This news release, the Technical Report and June 29 News Release referred to herein contain statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and "forward looking information" within the meaning of applicable Canadian provincial securities legislation (collectively, "forward-looking statements"). Forward-looking statements often, but not always, are identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "targeting" and "intend" and statements that an event or result "may", "will", "should", "could", or "might" occur or be achieved and other similar expressions. Forward-looking statements in these documents include statements regarding estimates of mineral resources, estimates of gold grades and in-place ounces, estimates of costs, estimates of mine development and construction, estimates of economic potential and returns, projections of future optimization and the timing and nature of future exploration programs. The description of the extent of mineralized zones is not intended to imply that any economically mineable estimate of reserves exists on the Phoenix Project. Similarly, although geological features of the F2 Gold System are interpreted to show similarities to nearby gold producing mines owned by third parties, this should not be interpreted to mean that the F2 Gold System has, or that it will generate similar reserves or resources.

The forward-looking statements that are contained in these documents are based on various assumptions and estimates by Rubicon and involve a number of risks and uncertainties. As a consequence, actual results might differ materially from results forecast or suggested in these forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of Rubicon to be materially different

PR11-14 For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6

from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause the actual results to differ include; risks relating to fluctuations in the price of gold; the inherently hazardous nature of mining-related activities; uncertainties concerning reserve and resource estimates; results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary, market conditions and general business, economic, competitive, political and social conditions. These statements are based on a number of assumptions, including assumptions regarding general market conditions, timing and receipt of regulatory approvals, the ability of Rubicon and other relevant parties to satisfy regulatory requirements, the availability of financing for proposed transactions and programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. Although Rubicon has attempted to identify important factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements, there may be other factors which cause actual results to differ. Forward-looking statements contained herein are made as of the date of this news release and Rubicon disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

PR11-14   For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6